Mail Stop 4561

October 22, 2007

Mr. Randolph H. Brownell, III
Chief Operating Officer and Chief Financial Officer
New Media Lottery Services, Inc.
370 Neff Avenue, Suite L
Harrisonburg, VA 22801

> **Re:** **New Media Lottery Services, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended April 30, 2006**
> **Filed September 27, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended July 31 and October 31, 2006**
> **Filed September 19 and December 20, 2006**
> **File No. 0-49884**

Dear Mr. Brownell:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Robert F. Telewicz Jr.
Senior Staff Accountant